# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Entero Therapeutics, Inc., CIK 0001604191
CUSIP: 33749P408
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 777 YAMATO ROAD, SUITE 502, BOCA RATON, Florida (FL), 33431
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0002072056
Persons authorized to receive notices and communications: Arif Nasir Ali, 1841 Chondra Dr, Marietta, Georgia (GA), 30062, 404 490 4060; Charlie Jarrett, Attorney, 2302 Parklake Drive NE, Suite 420, Atlanta, Georgia (GA), 30345, 404 490 4060

## Reporting persons
- Ali Arif Nasir (CIK 0002072056): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 250,900; shared voting power 0; sole dispositive power 250,900; shared dispositive power 0; aggregate amount beneficially owned 250,900 (5.3% of the class)
- Arif Ali IRA Roth: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 147,900 (3.1% of the class)
- ANARP LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 82,800 (1.7% of the class)
- ANANRA LLC TRUST: type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 20,200 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Entero Therapeutics, Inc.
Address of issuer's principal executive offices: 777 YAMATO ROAD, SUITE 502, BOCA RATON, Florida (FL), 33431
Comment: This statement on Schedule 13D relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Entero Therapeutics, Inc., (the "Issuer"), whose principal executive offices are located at 777 Yamato Road, Suite 502, Boca Raton, Florida.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Arif Nasir Ali, Arif Ali IRA Roth, ANARP LLC, and ANANRA LLC TRUST, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of Arif Nasir Ali, Arif Ali IRA Roth, ANARP LLC, and ANANRA LLC TRUST is 1841 Chondra Dr, Marietta, GA 30062.
Present principal occupation or employment: Mr. Ali's occupation is in the field of healthcare. He is the manager ANARP LLC and employed independent of ANANRA LLC TRUST. His employment is not investment related.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Ali is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported in this statement were acquired with funds provided from personal funds and working capital of the Reporting Persons who directly beneficially own such securities.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased the securities reported in this statement for investment purposes. The Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their investments on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of June 2, 2025, the Reporting Persons beneficially owned in the aggregate 250,900 shares of Common Stock, constituting approximately 5.26% of the outstanding Common Stock. The following sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Reporting Persons:

ANARP LLC beneficially owns 82800 shares of common stock representing 1.74% of the outstanding common stock. Arif Ali IRA Roth beneficially owns 147900 shares of common stock representing 3.10% of the outstanding common stock. ANANRA LLC TRUST beneficially owns 20200 shares of common stock representing 0.42% of the outstanding common stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Ali is the owner of Arif Ali IRA Roth, Manager of ANARP LLC and a Trustee of ANANRA LLC TRUST and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Common Stock that Arif Ali IRA Roth, ANARP LLC and ANANRA LLC TRUST own. Mr. Ali has the sole power to vote or direct the vote or to dispose of 250,900 shares of Common Stock. None of Arif Ali IRA Roth, ANARP LLC and ANANRA LLC TRUST have power to vote or direct the vote or to dispose any shares of Common Stock.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the several Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 250,900 shares of Common Stock, constituting approximately 5.26% of the outstanding shares of Common Stock.

The percentage of shares of Common Stock reported as being beneficially owned is based on 4,765,729 shares of Common Stock outstanding as reported in the 10Q report for quarter ending March 31, 2025 filed on May 15, 2025.
Transactions in the class effected during the past sixty days:
The following sets forth certain information with respect to shares of Common Stock transacted during the past 60 days by the Reporting Persons as listed. Each of the below transactions was effected through the open market:

ANANRA LLC TRUST purchased 28100 shares of common stock on 5/22/2025 at $0.40 per share and sold 7900 shares of common stock on 5/30/2025 at $0.52 per share. Arif Ali IRA Roth purchased 100935 shares of common stock on 05/29/25 at $0.40 per share, sold 100935 shares of common stock on 5/30/2025 at $0.49 per share and purchased 147900 shares of common stock on 6/2/2025 at $0.43 per share. ANARP LLC purchased 82800 shares of common stock on 5/30/2025 at $0.39 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable

## Signatures
- Ali Arif Nasir: Ali Arif Nasir, Individual (06/09/2025)
- Arif Ali IRA Roth: Arif Ali IRA Roth, Ali Arif Nasir/Owner (06/09/2025)
- ANARP LLC: ANARP LLC, Ali Arif Nasir/Manager (06/09/2025)
- ANANRA LLC TRUST: ANANRA LLC TRUST, Ali Arif Nasir/Trustee (06/09/2025)